May 24, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Patrick Gilmore, Accounting Branch Chief

RE:	Manhattan Associates, Inc.

Form 10-K for the Fiscal Year ended December 31, 2012

Filed February 22, 2013

Form 8-K filed January 29, 2013

File No. 000-23999

Dear Mr. Gilmore:

Manhattan Associates, Inc. (the “Company”) provides below its responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 15, 2013. For convenience of reference, each comment contained in your letter is reprinted below in italics, numbered to correspond with the comment numbers assigned in your letter, and is followed by the corresponding response of the Company.

Unless the context requires otherwise, references to we, our, us, Manhattan Associates or the Company in the responses below refer to Manhattan Associates, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 37

1.	We note that as of December 31, 2012, you had undistributed earnings of foreign subsidiaries of $29.5 million that, if repatriated, would be subject to income taxes in the U.S. as well as foreign withholding taxes. To the extent you have cash and cash equivalents held by foreign subsidiaries, please tell us and disclose the amount of such cash and cash equivalents in future filings. Notwithstanding your disclosures under note 3 to the consolidated financial statements, please also tell us what consideration was given to disclosing the potential income tax consequences of repatriating undistributed earnings of foreign subsidiaries. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response

At December 31, 2012, the Company’s cash and investments totaled $103.0 million, of which $35.2 million was held by foreign subsidiaries. We will disclose this in future filings.

In addition, we have considered the Staff’s comments regarding Section IV of SEC Release 33-8350 requiring companies to disclose liquidity and capital resources, including a “discussion and analysis of known trends and uncertainties.” We intend to further enhance our future disclosure in the Liquidity and Capital Resources discussion to address the potential impact of repatriating undistributed earnings of the Company’s foreign subsidiaries, similar to the disclosure in Note 3. Included below is an example of such enhanced future disclosure as of December 31, 2012:

Our consolidated cash and investments as of December 31, 2012 was $103.0 million with $35.2 million held by our foreign subsidiaries. We believe that our cash balances and positive operating cash flow in the U.S. are sufficient to fund our current and projected liquidity needs in the U.S. for the foreseeable future. For our foreign subsidiaries, it is the Company’s intent to reinvest undistributed earnings, totaling $29.5 million at December 31, 2012, and indefinitely postpone their remittance to the U.S. In the future, if we elect to repatriate the unremitted earnings of our foreign subsidiaries in the form of dividends or otherwise, we would be subject to additional U.S. income taxes which could result in a higher effective tax rate.

Form 8-K Filed January 29, 2013

2.	We note your discussion of the non-GAAP measure “free cash flow” in your fourth quarter 2012 earnings call on January 19, 2013; however we are unable to locate the reconciliation of this non-GAAP measure to the most comparable GAAP measure on your website or in your earnings release. Please tell us your consideration for including a reconciliation of this non-GAAP measure in accordance with the guidance in Item 100 of Regulation G.

Response

The reference to “free cash flow” in our fourth quarter 2012 earnings call was an isolated occurrence, and that measure was not referred to in our first quarter 2013 earnings call. Our free cash flow mentioned in the fourth quarter 2012 earnings call is defined as cash flow from operations less capital expenditures, both as reported on the face of our Statement of Cash Flows.

The Company acknowledges its obligations under Regulation G. In future filings, the Company will either omit any discussion of the non-GAAP measure of “free cash flow” in its earnings conferences, or else comply fully with Regulation G, including by disclosing the most directly comparable GAAP measure and by providing a reconciliation to such measure, either on the conference itself or by reference to a reconciliation on the Company’s website. The Company submits that its failure to provide a reconciliation in connection with its fourth quarter 2012 conference call was relatively immaterial in that the Company uses the most common definition of this particular non-GAAP measure, and it is a simple calculation using inputs from the face of the cash flow statement.

*****

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (678) 597-7115. Thank you.

Sincerely,

MANHATTAN ASSOCIATES, INC.

By:	/s/ Dennis B. Story
Dennis B. Story
Executive Vice President and Chief Financial Officer